Filed Pursuant To Rule 433

Registration No. 333-278878

April 23, 2026

GRAYSCALE®

ETH

Grayscale Ethereum Staking Mini ETF

Pioneering *exposure* to Ether

As of 03/31/2026

Grayscale has pioneered exposure to Ethereum since 2017. The Grayscale Ethereum Staking Mini ETF is an ETP that invests directly in Ether, the token underlying the Ethereum blockchain.

ETH, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. ETH is subject to significant risk and heightened volatility. ETH is not suitable for an investor who cannot afford the loss of the entire investment. ETH is not a direct investment in Ether.

Investment Objective

The investment objective of the Grayscale Ethereum Staking Mini ETF (the "Fund") is designed to reflect the value of Ether held by the Fund, determined by reference to the Index Price, less the Fund's expenses and other liabilities.

Exposure to Staked Ether

Grayscale Ethereum Staking Mini ETF (ETH) enables investors to gain staked exposure to the token underlying the Ethereum platform ("Ether") in the form of a security, with 67%[1] of assets staked. ETH includes potential staking rewards which aim to enhance the fund's total return.

Tracks the Price of Ether

The spot price of Ether is determined by market participants across multiple constituent exchanges for the most representative spot price. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The index methodology and data for this spot price calculation can be found on coindesk.com/indices/etx.

Cost Efficiency

At a management fee of 0.15%, the Fund presents investors with one of the most cost-effective Ethereum ETPs.

Convenience

The Fund can help remove the frictions and operational burdens of accessing and managing Ether, without the challenges of buying, storing, and safekeeping the token directly.

Expert Sponsor

The Fund is built and managed by Grayscale, one of the only asset managers with over a decade of experience operating crypto investment vehicles and innovating within the asset class.

Key Investment Themes Driving Ethereum Adoption

Web 3.0 Infrastructure

As companies increasingly incorporate blockchain into their operations and Ethereum-based applications gain traction, Ethereum offers exposure to disruptive innovations in sectors like digital commerce, finance, and supply chain management.

Applications for a Modern World

Boasting benefits such as programmability, accessibility, settlement efficiency, and potentially lower costs, Ethereum offers an attractive platform on which to build. As 3/31/26, Ethereum hosts ~55% of tokenized U.S. Treasuries and is the dominant blockchain for decentralized finance.

Network Effects

Ether is one of the largest cryptocurrencies by market cap, and Ethereum continues to be a standout in the context of users, adoption, and economic activity. Network technologies can become more valuable as the number of network participants increases.

Returns*

Cumulative

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	9.12%	-29.22%	-49.31%	-29.22%	15.33%	X	X	X	-39.27%
NAV	9.12%	-29.22%	-49.31%	-29.22%	15.40%	X	X	X	-39.08%
Benchmark Index	8.97%	-29.48%	-49.65%	-29.48%	14.74%	X	X	X	-39.38%

Annualized

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	9.12%	-29.22%	-49.31%	-29.22%	15.33%	X	X	X	-25.58%
NAV	9.12%	-29.22%	-49.31%	-29.22%	15.40%	X	X	X	-25.45%
Benchmark Index	8.97%	-29.48%	-49.65%	-29.48%	14.74%	X	X	X	-25.66%

*Updated as additional returns data becomes available.

ETH Fact Sheet Growth of Hypothetical $10,000 (since inception) The cumulative return of the Net Asset Value of ETH. Chart reflects a hypothetical $10,000 investment net of fund expenses management fees and other expenses. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.www.grayscale.com info@grayscale.com 866-775-0313

GRAYSCALE ETH Grayscale Ethereum Staking Mini ETF Pioneering exposure to Ether As of 3/31/26 Fund Details Inception Date: 07/23/2024 NYSE Listing Date: 07/23/2024 Benchmark Index: CoinDesk Ether Benchmark Rate Assets Under Management: $1,804,462,500 Shares Outstanding: 90,880,790 Net Asset Value (NAV): $19.86 Ether per Share: 0.009477663 Total Ether in Fund: 861,336.97 Management Fee: 0.15% Trading Details Ticker: CETHR Bloomberg IOPV Ticker: ETH.IV Index Ticker: ETX CUSIP: 38964R104 ISIN: US38964R1041 Primary Exchange: NYSE Arca Service Providers & Structure Sponsor: Grayscale Investments Sponsors, LLC Index Provider: CoinDesk Indices, Inc. Fund Administrator: BNY Digital Asset Custodian: Coinbase Custody Trust Company, LLC Additional Asset Custodian*: Anchorage Digital Bank N.A. Auditor: KPMG LLP Delaware Statutory Trustee: CSC Delaware Trust Company

*The Additional Digital Asset Custodian is an available alternative custodian that custodies a portion of the Product’s digital assets. Important Disclosures The Grayscale Ethereum Staking Mini ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101. An investment in the Fund involves risks, including possible loss of principal. The Fund holds Ether; however, an investment in the Fund is not a direct investment in Ether. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Ether, and consequently the value of the Fund. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for an investor that cannot afford loss of the entire investment. The Fund relies on third party service providers to perform certain functions essential to the affairs of the Fund and the replacement of such service providers could pose a challenge to the safekeeping of the digital assets and to the operations of the Fund. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Fund’s Principal Market NAV per Share calculated in accordance with GAAP. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Ethereum ETFs. Please refer to the Fund’s filings with the Securities and Exchange Commission for additional information. Ethereum Risk Disclosures Extreme volatility of trading prices that many digital assets, including Ethereum, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Ethereum Staked Mini ETF (the “Fund”) and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Fund is correlated with the value of Ether, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional. When the Fund stakes Ether, Ether is subject to the risks attendant to staking generally. Staking requires that the Fund lock up Ether for the period of time required by the staking protocol, meaning that the Fund cannot sell or transfer the staked Ether, thereby making it illiquid for the period it is being staked. In addition, during the lock-up period, the Fund is subject to the market price volatility of Ether, and it may miss opportunities to sell the staked Ether during opportune times. During the unstaking period, the Fund may miss out on earning opportunities because, in some cases, the staked Ether may not earn rewards during the unstaking period or may only earn rewards during part of the unstaking period. Staked Ether is also subject to security breaches, network downtime or attacks, smart contract vulnerabilities, and validator or custodian failure or compromise, which can result in a complete loss of the staked Ether or a loss of any rewards. [1] As of 3/31/26, percentage staked can vary day-to-day. [2] As of 4/1/26 the Fund tracks the CoinDesk Ether Benchmark Rate. Prior to this date, the Fund tracked the CoinDesk Ether Price Index (ETX). The CoinDesk Ether Price Index (ETX) provides a USD-denominated reference rate for the spot price of Ether. The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price. The CoinDesk Ether Benchmark Rate is a benchmark price for Ether, measured in US dollars. Spot rates are calculated every 5 seconds using the most recent traded price from contributing exchanges weighted by 24-hour volume. [3] The Fund will not generate any income and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time. Foreside Fund Services, LLC is the Marketing Agent of the Fund.
ETH Fact Sheet www.grayscale.com info@grayscale.com 866-775-0313

Grayscale Ethereum Staking Mini ETF ( the “Fund”) has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.